SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           ORGANIC FOOD PRODUCTS, INC.
                                (Name of Issuer)

                            No Par Value Common Stock
                         (Title of Class of Securities)

                                    685928103
                                 (CUSIP Number)

                                Jethren Phillips
                             Spectrum Naturals, Inc.
                               133 Copeland Street
                               Petaluma, CA 94951
                                 (707) 778-8900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

               Effective date of Merger of Spectrum Naturals, Inc.
                    with and into Organic Food Products, Inc.
                 (merger filing pending with Secretary of State
                  of California; no confirmation of acceptance
                     received as of the date of this filing)

                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685928103


(1)  Names of Reporting Persons               Jethren Phillips
(2)  Check the Appropriate Box if a           (a)     _______
     Member of a Group                        (b)     _______
(3)  SEC Use Only
(4)  Source of Funds                          SC
(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                            _______
(6)  Citizenship or Place of Organization     USA

Number of Shares                   (7)  Sole Voting Power          31,519,328
Beneficially Owned                 (8)  Shared Voting Power        0
by Each Reporting                  (9)  Sole Dispositive Power     31,519,328
Person With                        (10) Shared Dispositive Power   0

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person           Jethren Phillips - 31,519,328
(12) Check if the Aggregate Amount
     in Row 11 Excludes Certain Shares        __________
(13) Percent of Class Represented by
     Amount in Row (11)                       71.9%
(14) Type of Reporting Person                 IN

Item 1. Security and Issuer

     No par value common stock of Organic Food Products, Inc., with its principal executive offices at 550 Monterey Road, Morgan Hill, California 95037.

Item 2. Identity and Background

(a)  Jethren Phillips
(b)  c/o Spectrum Naturals, Inc.
     133 Copeland Street
     Petaluma, CA  94951
(c) Until the effective time of the merger of Spectrum Naturals, Inc. with and into Organic Food Products, Inc. (the "Merger") (which is currently pending with the California Secretary of State) Mr. Phillips is the Chief Executive Officer of Spectrum Naturals, Inc., with its principal business offices at 133 Copeland Street, Petaluma, CA 94951. In addition, until the effective time of the merger of Spectrum Commodities, Inc. with and into Spectrum Naturals, Inc. (also currently pending with the California Secretary of
     State) Mr. Phillips is also Chief Executive Officer of Spectrum Commodities, Inc., with its principal business offices at 1304 South Point Blvd., Suite 280, Petaluma CA 94954. Recently, Mr. Phillips was elected Chief Executive Officer of Organic Food Products, Inc., 550 Monterey Road, Morgan Hill, California 95037.

     Spectrum Naturals, Inc. is a manufacturer and marketer of organic and all natural oils, vinegars, oil-based spreads and condiments under the "Spectrum Naturals" label and essential fatty acid nutritional supplements under the "Spectrum Essentials" label.

     Spectrum Commodities, Inc. is a manufacturer and marketer of industrial ingredients.

     Organic Food Products, Inc. manufactures and markets a line of organic food products, including pasta sauces, salsas, dry cut pasta, and children's meals, under the brand names "Millina's Finest," "Garden Valley Naturals," "Garden Valley Organics," "Grandma Millina's" and "Parrot." Organic Food Products, Inc. also manufactures private label food products and markets an energy drink under the brand name "Energy Plus."

(d)  None
(e)  None
(f)  U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

     The shares of common stock of Organic Food Products, Inc. will be acquired in the Merger in exchange for shares of Spectrum Naturals, Inc. held by Mr. Phillips. An Agreement of Merger to effect the Merger has been submitted to the California Secretary of State for filing; as of the date of this filing, such Agreement has not yet been accepted for filing but when accepted may be effective as of a date prior to the date of acceptance.

Item 4. Purpose of Transaction

     The  purpose  of  the  Merger  is  to  achieve  a  combined   company  with
     substantially   more  resources  and  greater   manufacturing,   sales  and
     distribution capabilities than either entity as a stand-alone company.

Plans and Proposals:

(a) Mr. Phillips may be issued additional shares of Organic Food Products, Inc., under certain circumstances, in accordance with the Agreement and Plan of Merger and Reorganization relating to the Merger (as more fully described below). Depending upon his evaluation of future developments (including, but not limited to, market for the common stock, the effective yield on the common stock, availability of funds, alternative uses of funds, stock market and general economic conditions), Mr. Phillips may from time to time purchase more common stock or dispose of all or a portion of the common stock that he holds. Any such additional purchases or sales of common stock may be in open-market or privately-negotiated transactions or otherwise.

(b)-(c) While there are no current plans or proposals for any of the events described in items (b)-(c) of this Item 4, it is anticipated that Organic Food Products, Inc. will continue to evaluate its business operations on an on-going basis, and that such evaluation may from time to time lead to the acquisition or disposition of various product lines which may involve an extraordinary corporate transaction or a sale of a material amount of assets.

(d) Vacancies currently exist on the Board of Organic Food Products, Inc. and the Board is currently engaged in a search for qualified candidates.

(g) Amendments to the charter and the by-laws of Organic Food Products, Inc. were approved as part of the Merger as more fully described in the Form S-4 Registration Statement of Organic Food Products, Inc. and joint proxy statement related to the Merger.

Item 5. Interest in Securities of the Issuer

(a) Mr. Phillips will initially receive in the Merger, 31,519,328 shares of no par value common stock of Organic Food Products, Inc. constituting 71.9% of the class.

     Pursuant to the terms of the Certificate of Merger, the shareholders of Spectrum Naturals, Inc., including Mr. Phillips, may receive additional shares after the effective date of the Merger as follows:

          (i) for each share of Organic Food Products, Inc. common stock issued upon exercise, in accordance with their terms, of any and all warrants or options to purchase Organic Food Products, Inc. common stock outstanding as of the effective date of the Merger, Organic Food Products, Inc. shall issue .000434 shares of common stock of the Organic Food Products, Inc. for each share of Spectrum Naturals, Inc.; and

          (ii) in the event  that the  Applicable  Price (as  defined in Section
     1.10 of the Agreement and Plan of Merger and Reorganization by and between Organic Food Products, Inc. and Spectrum Naturals, Inc. dated as of May 14,
     1999) exceeds $0.75 per share (the "Baseline Price"), then for each $0.01 per share above the Baseline Price, Organic Food Products, Inc. shall issue 27,293 shares of common stock of the Organic Food Products, Inc. for each share of Spectrum Naturals, Inc.

     provided that any such additional shares issued to Spectrum Naturals, Inc. shareholders, together with all other shares issued to Spectrum Naturals, Inc. shareholders in the Merger shall not exceed eighty percent (80%) of the outstanding common stock of Organic Food Products, Inc., including all outstanding options, warrants or other rights to acquire capital stock of Organic Food Products, Inc.

     As of the date of this filing, no event has occurred which would give rise to the issuance of additional shares under the above adjustment formula.

(b) Mr. Phillips has sole power to vote and sole power to dispose of the 31,519,328 shares to be issued to him upon the effective date of the Merger.
(c)  See above.
(d)  N/A
(e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None

Item 7. Material to Be Filed as Exhibits

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     October 20, 1999



                                                     /s/ Jethren Phillips
                                                     --------------------
                                                     Jethren Phillips